UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AG Twin Brook Capital Income Fund

(Name of Issuer)

Class I common shares of beneficial interest, par value $0.001 per share

(Title of Class of Securities)

00840T100

(CUSIP Number)

March 31, 2024**

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)
* **
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This Amendment No. 2 to Schedule 13G is being filed to update the Reporting Person's (as defined herein) beneficial ownership quantity and percentage of the Issuer's Common Shares (as defined herein) as of March 31, 2024, as reported in Amendment No. 1 filed on April 10, 2024, in which the Reporting Person relied on estimated quantities of Common Shares beneficially owned and outstanding known to the Reporting Person as of the filing of Amendment No. 1 on April 10, 2024.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	00840T100

1	NAMES OF REPORTING PERSONS
Nomura Asset Management Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,775,265 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,775,265 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,775,265 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) See Item 4.

Item 1.
(a)	Name of Issuer: AG Twin Brook Capital Income Fund (the "Issuer")
(b)	Address of Issuer’s Principal Executive Offices: 245 Park Avenue, 26th Floor, New York, NY 10167

Item 2.

(a)	Name of Person Filing: Nomura Asset Management Co., Ltd. (the "Reporting Person")
(b)	Address of Principal Business Office or, if None, Residence:
Toyosu Bayside Cross Tower, 2-2-1, Toyosu, Koto-ku, Tokyo, 135-0061, Japan

(c)	Citizenship: Nomura Asset Management Co., Ltd. - Tokyo, Japan
(d)	Title and Class of Securities: Class I common shares of beneficial interest, par value $0.001 per share (the “Common Shares”)
(e)	CUSIP No.: 00840T100
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____

Item 4.	Ownership
(a)	Amount Beneficially Owned: 5,775,265
(b)
Percent of Class: 14.0%

The percentage reported herein is based on 41,286,216 Common Shares outstanding as of March 31, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2024.

(c)	Number of shares as to which such person(s) has:
(i)	Sole power to vote or to direct the vote: 5,775,265
(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,775,265

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

The Nomura Angelo Gordon BDC Fund, which is managed on a discretionary basis by Nomura Asset Management Co., Ltd., has the right or the power to direct the receipt of dividends, or the proceeds from the sale of, the Common Shares.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2024

/s/ Iseri Takeshi

Name/Title: Iseri Takeshi, Managing Director, Legal & Compliance Dept., Nomura Asset Management Co., Ltd.